Via Edgar and Facsimile

April 1, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:	Rufus Decker
Accounting Branch Chief

Re:	Colgate-Palmolive Company (“the Company”) Annual Report on Form 10-K for the year ended December 31, 2009 - File No. 001-00644

Dear Mr. Decker:

We are pleased to respond to the comments included in your letter dated March 23, 2010 regarding our most recently filed Annual Report on Form 10-K, as indicated above. For your convenience, each of your comments is repeated below followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

1.	Cover Page

We note the disclosure on the cover page regarding your common stock that is registered under Section 12(b) of the Exchange Act. However, it also appears you registered 4.75% Notes due 2014 under Section 12(b). In this regard, we note your Form 8-A filed on June 8, 2007. Please advise or revise accordingly in future filings.

Response

We will disclose on the cover pages of future reports to be filed on Forms 10-Q and 10-K a reference to the 4.75% Notes due in 2014 which are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates, page 33

Your disclosure on page 36 indicates that you amended your Supplemental Salaried Employees’ Retirement Plan on February 25, 2010. Please show us how you will revise your future filings to more clearly disclose the expected impact to your benefit obligation liabilities and your expected future benefit payments as a result of this plan amendment.

Response

There was no impact on the Company’s financial statements as of or for the year ended December 31, 2009 as a result of the amendment. Additionally, the amendment had a less than 1% reduction in both our U.S. projected benefit obligation as well as annual expected future benefit payments.  Therefore, we do not expect to separately disclose any impact to our benefit obligation liabilities or our expected future benefit payments as a result of this amendment.

3.	Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 36

We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting is effected by your board of directors, management, and other personnel, and includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise your disclosure accordingly in future filings. Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Response

We confirm that our management’s conclusion regarding effectiveness of internal control over financial reporting was, and will be, based on the full definition as described in rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Set forth below, for illustrative purposes only, is sample revised disclosure based on our conclusion as of and for the year ended December 31, 2009:

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Management, under the supervision and with the participation of the Company’s Chairman of the Board, President and Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the Company’s internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that it is effective as of December 31, 2009.

The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, and has expressed an unqualified opinion in their report, which appears in this report.

4.	Consolidated Financial Statements

General

Please show us how you will revise your financial statements in future filings to address the following:

•
Disclose separately on the face of your consolidated financial statements, the amounts of consolidated comprehensive income and comprehensive income attributable to noncontrolling interests. Your current disclosures on pages 46 and 47 only disclose the amount of comprehensive income attributable to Colgate-Palmolive. Refer to FASB ASC 810-10-50-1A as well as 810-10-55-4K and 4L;

•	Revise your statement of cash flows so that it starts with net income including non-controlling interests; and
•
Please revise your filing throughout so that all references to “net income” show the amount for net income including noncontrolling interests or retitle each caption to more accurately describe the amount shown. For example, on pages 44, 80 and 95 the amounts you have labeled as “net income” could be titled “net income attributable to Colgate-Palmolive”.

Response

•
In our future filings, we will present Consolidated Statements of Comprehensive Income which will include a three-year comprehensive income statement for each of Colgate-Palmolive Company, noncontrolling interests and in total.  As a result, we will exclude the Comprehensive Income (Loss) column from the Consolidated Statements of Changes in Shareholders’ Equity.  We have provided in Exhibits I and II, for illustrative purposes only, sample revised disclosures based on the Company’s Form 10-K for the year ended December 31, 2009.

•
In our future filings, we will revise our Consolidated Statement of Cash Flows to begin with Net income including noncontrolling interests. We have provided in Exhibit III, for illustrative purposes only, sample revised disclosures based on the Company’s Form 10-K for the year ended December 31, 2009.

•	In our future filings, as suggested, we will title each of the current references to “Net income” as “Net income attributable to Colgate-Palmolive Company”.

FORM 8-K FILED JANUARY 29, 2010

5.	Form 8-K

Your income statement reconciliations from GAAP to GAAP Excluding Restructuring for the three months ended December 31, 2009 and 2008 and the years ended December 31, 2009 and 2008 appear to constitute full non-GAAP income statements. Please show us how you will revise your future Form 8-K filings to provide relevant information to investors without providing full non-GAAP income statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response

The Company’s income statement reconciliations from GAAP to GAAP Excluding the recently completed 2004 Restructuring Program were in the format provided by the Company because the Restructuring Program impacted a majority of the income statement line items.  As such, we believed that this information and the format of the presentation, while supplemental, provided useful information to our investors.

Considering the guidance in Compliance and Disclosures Interpretation 102.10, in any future filings which contain non-GAAP financial measures, we will provide the necessary reconciliation to the corresponding GAAP measures separately from the table providing the Company’s Consolidated Income Statements prepared in accordance with U.S. GAAP.  Should a similar event occur in the future affecting a significant number of income statement line items as did the recently completed 2004 Restructuring Program, we would expect to provide any necessary non-GAAP reconciliation in a separate table including only the affected income statement line items.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2194 or Dennis Hickey, Vice President and Corporate Controller, at (212) 310-2636.

Very truly yours,

/s/ STEPHEN C. PATRICK
Stephen C. Patrick
Chief Financial Officer

cc:	Ian Cook, President
and Chief Executive Officer

Dennis J. Hickey
Vice President and
Corporate Controller

Lisa Haynes,
U.S. Securities and Exchange Commission,
Staff Accountant

EXHIBIT I

COLGATE-PALMOLIVE COMPANY
Consolidated Statements of Comprehensive Income
(Dollars in Millions)

	Colgate-Palmolive Company	Noncontrolling Interests(A)	Total

For the year ended December 31, 2007:
Net income	$1,737	$67	$1,804

Other comprehensive income, net of tax:
Cumulative translation adjustment	250	7	257
Retirement Plan and other retiree benefit adjustments	164		164
Other	—		—
Total Other comprehensive income, net of tax	414	7	421

Total comprehensive income	$2,151	$74	$2,225

For the year ended December 31, 2008:
Net income	$1,957	$80	$2,037

Other comprehensive income, net of tax:
Cumulative translation adjustment	(450)	(5)	(455)
Retirement Plan and other retiree benefit adjustments	(352)		(352)
Other	(8)		(8)
Total Other comprehensive income, net of tax	(810)	(5)	(815)

Total comprehensive income	$1,147	$75	$1,222

For the year ended December 31, 2009:
Net income	$2,291	$106	$2,397

Other comprehensive income, net of tax:
Cumulative translation adjustment	346	1	347
Retirement Plan and other retiree benefit adjustments	8		8
Other	27		27
Total Other comprehensive income, net of tax	381	1	382

Total comprehensive income	$2,672	$107	$2,779

(A)
Prior year amounts have been reclassified to conform to the current year presentation required by the Consolidation Topic of the FASB Codification. See Note 2 to Consolidated Financial Statements for additional information.

See Notes to Consolidated Financial Statements.

EXHIBIT II

COLGATE-PALMOLIVE COMPANY
Consolidated Statements of Changes in Shareholders' Equity
(Dollars in Millions)

	Colgate-Palmolive Company Shareholders' Equity							Noncontrolling Interests(A)
	Preference Stock	Common Stock	Additional Paid-In Capital	Unearned Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)

Balance, January 1, 2007	$223	$733	$1,218	$(251)	$(8,074)	$9,644	$(2,081)	$112
Net income						1,737		67
Other comprehensive income:
Cumulative translation adjustment							250	7
Retirement Plan and other retiree benefit adjustments, net of taxes							164
Other							—
Adjustment to initially apply FIN 48						(4)
Purchase of Noncontrolling interests								(27)
Dividends declared:
Series B Convertible Preference stock, net of taxes						(28)
Common stock						(721)
Noncontrolling interests in Company’s subsidiaries								(49)
Stock-based compensation expense			110
Stock options exercised			175		255
Treasury stock acquired					(1,269)
Preference stock conversion	(25)		(92)		117
Other			107	32	67
Balance, December 31, 2007	$198	$733	$1,518	$(219)	$(8,904)	$10,628	$(1,667)	$110
Net income						1,957		80
Other comprehensive income:
Cumulative translation adjustment							(450)	(5)
Retirement Plan and other retiree benefit adjustments, net of taxes							(352)
Other							(8)
Dividends declared:
Series B Convertible Preference stock, net of taxes						(28)
Common stock						(797)
Noncontrolling interests in Company’s subsidiaries								(64)
Stock-based compensation expense			100
Stock options exercised			61		157
Treasury stock acquired					(1,073)
Preference stock conversion	(17)		(66)		83
Other			(3)	32	40
Balance, December 31, 2008	$181	$733	$1,610	$(187)	$(9,697)	$11,760	$(2,477)	$121
Net income						2,291		106
Other comprehensive income:
Cumulative translation adjustment							346	1
Retirement Plan and other retiree benefit adjustments, net of taxes							8
Other							27
Dividends declared:
Series B Convertible Preference stock, net of taxes						(30)
Common stock						(864)
Noncontrolling interests in Company’s subsidiaries								(87)
Stock-based compensation expense			117
Stock options exercised			92		175
Treasury stock acquired					(1,063)
Preference stock conversion	(12)		(48)		60
Other			(7)	54	47
Balance, December 31, 2009	$169	$733	$1,764	$(133)	$(10,478)	$13,157	$(2,096)	$141

(A)
Prior year amounts have been reclassified to conform to the current year presentation required by the Consolidation Topic of the FASB Codification. See Note 2 to Consolidated Financial Statements for additional information.

See Notes to Consolidated Financial Statements.

EXHIBIT III

COLGATE-PALMOLIVE COMPANY

Consolidated Statements of Cash Flows

For the years ended December 31,

(Dollars in Millions)

	2009	2008(A)	2007(A)
Operating Activities
Net income including noncontrolling interests	$2,397	$2,037	$1,804
Adjustments to reconcile net income to net cash provided by operations:
Restructuring, net of cash	(18)	(50)	21
Depreciation and amortization	351	348	334
Gain before tax on sale of non-core product lines	(5)	-	(49)
Stock-based compensation expense	117	100	110
Deferred income taxes	(23)	(6)	(147)
Cash effects of changes in:
Receivables	57	(70)	(66)
Inventories	44	(135)	(111)
Accounts payable and other accruals	294	125	366
Other non-current assets and liabilities	63	(47)	(10)

Net cash provided by operations	3,277	2,302	2,252

Investing Activities
Capital expenditures	(575)	(684)	(583)
Payment for acquisitions, net of cash acquired	-	-	(27)
Sale of property and non-core product lines	17	58	110
Sales (purchases) of marketable securities and investments	(289)	10	(11)
Other	6	3	(17)

Net cash used in investing activities	(841)	(613)	(528)

Financing Activities
Principal payments on debt	(3,950)	(2,320)	(1,738)
Proceeds from issuance of debt	3,424	2,515	1,513
Dividends paid	(981)	(889)	(798)
Purchases of treasury shares	(1,063)	(1,073)	(1,269)
Proceeds from exercise of stock options and excess tax benefits	300	237	489

Net cash used in financing activities	(2,270)	(1,530)	(1,803)

Effect of exchange rate changes on Cash and cash equivalents	(121)	(33)	18

Net (decrease) increase in Cash and cash equivalents	45	126	(61)
Cash and cash equivalents at beginning of year	555	429	490

Cash and cash equivalents at end of year	$600	$555	$429

Supplemental Cash Flow Information
Income taxes paid	$1,098	$862	$647
Interest paid	98	119	163
Principal payments on ESOP debt, guaranteed by the Company	74	64	54

(A)
Prior year amounts have been reclassified to conform to the current year presentation required by the Consolidation Topic of the FASB Codification. See Note 2 to Consolidated Financial Statements for additional information.

See Notes to Consolidated Financial Statements.